BofA FINANCE LLC

BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

December 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Mr. Eric Envall

Re:	BofA Finance LLC

Bank of America Corporation

Registration Statement on Form S-3 (File No. 333-234425)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, BofA Finance LLC and Bank of America Corporation (together, the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-234425) (the “Registration Statement”) so that it will become effective at 10:00 a.m., New York City time, on December 31, 2019, or as soon thereafter as practicable. The members of the underwriting group for a “take down” from the Registration Statement have not been finally determined.

Please contact Barlow T. Mann at (704) 373-8952 or Elizabeth H. Jones at (704) 373-8847, of McGuireWoods LLP, counsel to the Registrants, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

BANK OF AMERICA CORPORATION

By: /s/ Ross E. Jeffries, Jr.

Name:	Ross E. Jeffries, Jr.
Title:	Deputy General Counsel and Corporate Secretary

BofA FINANCE LLC

By: /s/ John M. Carpenter

Name:	John M. Carpenter
Title:	President and Manager

[BofA FINANCE LLC AND BANK OF AMERICA CORPORATION

REQUEST FOR ACCELERATION OF EFFECTIVENESS – SIGNATURE PAGE]